



05037133



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 4 2005
202

SEC FILE NUMBER
8- 17563

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/01/04___ AND ENDING ___12/31/04___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marcus Schloss & Co., Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___220 5th Avenue, 14th Floor___
(No. and Street)

___New York,___   ___New York___   ___10001___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___James Cusumano___   ___(212) 483-1500___
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Grant Thornton LLP___
(Name – if individual, state last, first, middle name)

___60 Broad Street___	___New York___	___N.Y.___	___10004___
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____James Cusumano_____ · _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Marcus Schloss & Co., Inc._____ , as
of _____December 31_____ , 20 04____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

CAROL A. KETCHAM
Notary Public, State of New York
No. 01KE5067154
Qualified in Westchester County
Commission Expires Oct. 15, 2006

_____
Signature

_____Chief Financial Officer_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

MARCUS SCHLOSS & CO., INC.

December 31, 2004

Grant Thornton 🍃

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
Marcus Schloss & Co., Inc.

SEC MAIL PROCESSING
RECEIVED
FEB 2 4 2005
WASHINGTON 202

In planning and performing our audit of the financial statements and supplementary information of Marcus Schloss & Co., Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
January 14, 2005

Grant Thornton ⓖ

Grant Thornton

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

MARCUS SCHLOSS & CO., INC.

December 31, 2004





RECEIVED

FEB 2 4 2005

202

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
   Marcus Schloss & Co., Inc.

We have audited the accompanying statement of financial condition of Marcus Schloss & Co., Inc. (the "Company") as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Marcus Schloss & Co., Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
January 14, 2005

- 2 -

Marcus Schloss & Co., Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash	$ 27,920
Securities owned, at market	3,532,963
Investment in MSC Partners, L.P.	53,828,282
Secured demand notes receivable - fully collateralized	12,500,000
Investments owned not readily marketable - at tax basis	378,301
Fixed assets (net of accumulated depreciation and amortization of $298,924)	256,855
Other assets	184,303
	$70,708,624

LIABILITIES AND STOCKHOLDERS' EQUITY

Due to clearing broker	$13,635,521
Other liabilities and accrued expenses	62,850
	13,698,371
Commitments	
Notes payable subordinated to the claims of general creditors	12,500,000
Due to former principals - subordinated	1,487,105
Deferred compensation payable	4,588,865
	18,575,970
Stockholders' equity	38,434,283
	$70,708,624

The accompanying notes are an integral part of this statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2004

NOTE A - GENERAL BUSINESS

Marcus Schloss & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company, a NASDAQ market maker, is principally engaged in dealer, trading and investment activities related to securities and options for its own proprietary accounts. The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(ii) of that rule.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Proprietary security and option transactions and related expenses are recorded on a trade-date basis and dividends are recorded on the ex-dividend date.

Securities owned are stated at quoted market values.

Securities sold, but not yet purchased, are stated at quoted market values. Subsequent market fluctuation of securities sold, but not yet purchased, may require purchasing the securities at prices which may differ from the market values reflected in the statement of financial condition.

Investments not readily marketable are valued at tax basis and include: (a) securities for which there is no market on a securities exchange or no independent publicly quoted market; (b) securities which cannot be publicly offered or sold because of other arrangements, restrictions, or conditions applicable to such securities or to the Company; and (c) investments in limited partnerships.

Investment in MSC Partners, L.P. is stated at contributed amounts adjusted for the Company's share of gains and losses, which approximates fair value.

Fixed assets, which are comprised primarily of furniture and fixtures, are recorded at cost and depreciated over their estimated useful lives (five to seven years) using an accelerated method.

Amounts due to former principals are reflected at amounts which reasonably approximate fair value.

The Company has elected to be treated as a small business corporation under the provisions of Subchapter S of the Internal Revenue Code and New York State tax law. Under these provisions, any income or loss of the Company is passed through to the stockholders. The Company is subject to certain state and local taxes.

NOTES TO STATEMENT OF FINANCIAL CONDITION (continued)

December 31, 2004

NOTE B (continued)

The preparation of financial statements in conformity with auditing standards generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE C - DUE TO CLEARING BROKER

The Company conducts business with its clearing broker for its own proprietary accounts. The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to their clearance agreement. All securities owned, securities sold, but not yet purchased and due to clearing broker reflected in the statement of financial condition are positions carried by and amounts due to this clearing broker.

NOTE D - INVESTMENT IN MSC PARTNERS, L.P.

The Company has a 43.47% limited partnership interest in MSC Partners, L.P., an affiliated securities trading and investment partnership. Certain members of the general partner of MSC Partners, L.P. are also stockholders of the Company.

The following information summarizes selected financial information of MSC Partners, L.P. as of December 31, 2004:

Total assets	$130,186,168
Total liabilities	$ 6,359,962
Partners' capital	$123,826,206

NOTE E - RELATED PARTY TRANSACTIONS

The Company has entered into an expense allocation agreement with two related entities which are under common ownership and share certain employees and office space with the Company. Expenses subject to the sharing agreement are allocated to each entity based on the ratio of the entity's assets under management to the total assets under management of all three entities. Such expenses included non-discretionary compensation and benefits, rent, communications, professional fees and various other operating expenses.

Marcus Schloss & Co., Inc.

NOTES TO STATEMENT OF FINANCIAL CONDITION (continued)

December 31, 2004

NOTE F - COMMITMENTS

The Company is obligated under a noncancellable operating lease through May 2013. In addition to base rent, the lease provides for the Company to pay certain expenses. Future aggregate minimum annual rent payments under the noncancellable lease are approximately as follows:

Fiscal year	Minimum rental commitment
2005	$ 242,000
2006	248,000
2007	255,000
2008	262,000
2009	269,000
Thereafter	976,000
	$2,252,000

NOTE G - 401(k) PLAN

The Company maintains a 401(k) plan for all eligible employees, as defined, whereby the Company matches the employees' contributions up to 6% of total salary subject to the IRS limitations.

NOTE H - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to rule 15c3-1 of the Securities and Exchange Commission which specifies uniform net capital requirements for its registrants.

The Company has elected the "Alternative Net Capital Requirement" under paragraph (f) of this rule, which states that the broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements, for Brokers and Dealers (rule 15c3-3). At December 31, 2004, the Company had net capital of $1,406,385, which exceeded its requirement of $250,000 by $1,156,385.

NOTES TO STATEMENT OF FINANCIAL CONDITION (continued)

December 31, 2004

NOTE I - NOTES PAYABLE SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

Notes payable subordinated to the claims of general creditors at December 31, 2004 consist of noninterest-bearing secured demand notes of $6,100,000 and $6,400,000 maturing on June 30, 2005 and June 30, 2006, respectively. The Company has accepted collateral with a fair value of approximately $13,411,000 at December 31, 2004 under secured demand note collateral agreements. The Company is permitted by the agreements to repledge, and has repledged, $13,158,000 of such collateral as of December 31, 2004.

These subordinated borrowings are from stockholders of the Company and are includable in the Company's regulatory capital under rule 15c3-1 of the Securities and Exchange Commission.

Subordinated notes payable may be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's minimum capital requirements.

NOTE J - DUE TO FORMER PRINCIPALS

The Company has amounts due to former stockholders of $1,487,105, which accrue interest at 6.338% per annum. Future aggregate principal payments for the fiscal years 2005 to 2009 are as follows:

Fiscal year	Obligated payments to former principals
2005	$ 297,421
2006	297,421
2007	297,421
2008	297,421
2009	297,421
	$1,487,105

NOTES TO STATEMENT OF FINANCIAL CONDITION (continued)

December 31, 2004

NOTE J (continued)

The amounts due to former principals are subordinated to the claims of general creditors and are considered capital in the Company's calculation of net capital under rule 15c3-1 of the Securities and Exchange Commission. These amounts may be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's minimum capital requirements.

The Company, in accordance with the Stockholders' Agreement, can withhold from the last and next to last installments due a selling stockholder an amount sufficient to reimburse the Company for the stockholder's proportionate share of commitments originating from any fiscal year during which the selling stockholder owned common stock in the Company.

NOTE K - DEFERRED COMPENSATION PLAN

Since 1997, the Company has annually entered into deferred compensation agreements with various officers and employees of the Company, pursuant to which $4,588,865 is still outstanding as of December 31, 2004. The amounts of $4,307,018 and $281,847 are due in 2013 and 2019, respectively. The officers and employees of the Company elected to subordinate $4,307,018 and $281,847 of their deferred compensation to the claims of the general creditors as of February 2, 1998 and February 13, 2004, respectively. Such amount is considered capital in the Company's calculation of net capital under rule 15c3-1 of the Securities and Exchange Commission and may be paid off only if, after giving effect to such payment, the Company meets the Securities and Exchange Commission's minimum capital requirements.

Grant Thornton ⬢